UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

October 30, 2007
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended September 30, 2007, as furnished to the holders of the Company’s debt securities on October 30, 2007. This report also contains a copy of the press release entitled “NXP Semiconductors Announces Third Quarter 2007 Results”, dated October 30, 2007.

Exhibits

1.                                       Quarterly report of NXP Semiconductors Group

2.                                       Press release, dated October 30, 2007

2

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures.These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s)

A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Quarterly report of the NXP Group
for the 3rd quarter ended September 30, 2007

NXP announces sequential adjusted EBITDA rises to EUR 226 million

☐    Third quarter sales at EUR 1,211 million compared to EUR 1,141 million in the second quarter of 2007

☐    Comparable sequential sales growth of 7.4% (nominal growth 6.1%), comparable year-on-year decrease of 2.8%

☐    Third quarter adjusted EBITDA, excluding effects of Purchase Price Accounting, at EUR 226 million (adjusted EBITA at EUR 97 million)

☐    Cash position increased to EUR 681 million at end of the third quarter compared to EUR 514 million at the end of the second quarter of 2007

☐    Cordless & VoIP Terminal operations exited as per the end of August

☐    Book-to-bill ratio of 1.01 in third quarter

☐    Factory loading increases to 85% in the third quarter from 74% in the second quarter and 69% in the first quarter of 2007

Frans van Houten, President and CEO of NXP:

“Against a background of continuing soft industry conditions, NXP has performed in line with our expectations. The improvements in Mobile and Personal continue with the group announcing the shipment of its 500 millionth AERO RF transceiver to the mobile handset market, reflecting the successful integration of the wireless operations of Silicon Labs acquired earlier in the year. The third quarter also witnessed a good performance from Multimarket Semiconductors and stabilization in the Home Business Unit after a series of challenging quarters. The Home group won some notable clients, particularly in the area of Digital TV with three leading television manufacturers of which the impact will become visible in the course of 2008. The Automotive business gained market share and the Identification business slowed in line with the industry as a whole.”

“The improved results in the third quarter can be attributed to normal seasonal sales growth leading to improved factory loading, as well as the impact of our Business Renewal Program, where we are well on our way to realize the EUR 100 million savings on a run rate basis by the end of 2007. Our active portfolio management program continued in particular with the divestment of the Cordless and VoIP Terminal operations. In addition we had a successful start of the assembly and test joint venture with ASE (called ASEN) in Suzhou, China, executing on our asset-light strategy.”

Introduction

On September 29, 2006, Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors (the “Private Equity Consortium”). These semiconductor businesses were transferred to NXP B.V. (“NXP” or the “Company”), a wholly-owned subsidiary of Philips, on September 28, 2006. All of NXP’s issued and outstanding shares were then acquired by KASLION Acquisition B.V. (“KASLION”), which was formed as an acquisition vehicle by the Private Equity Consortium and Philips. This transaction is referred to as the “Acquisition”. In order to fund the acquisition of NXP by KASLION, the Private Equity Consortium and Philips contributed cash to KASLION in exchange for 80.1% and 19.9%, respectively, of the total equity of KASLION.

As a result of the Acquisition, the financial statements are presented on a Predecessor and Successor basis: the predecessor periods reflect the combined financial results of NXP prior to the Acquisition. The successor periods reflect the consolidated financial results since the Acquisition. The Company also refers to the operations of NXP for both the predecessor and successor periods as NXP Semiconductors Group.

Basis of Presentation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are presented in footnote 3 of our Annual Report 2006.

Predecessor period

The combined financial statements of the Company have been derived from the consolidated financial statements and accounting records of Philips prior to the Acquisition, principally using the historical results of operations and the historical basis of assets and liabilities of the semiconductor businesses. The combined financial statements include an allocation of the costs of certain corporate functions historically provided by Philips but not recorded by its semiconductors businesses. Additionally, the combined financial statements include allocated cash, debt and related interest income and expense, which have not been historically reported by Philips’ semiconductors businesses. Furthermore, the combined financial statements present income taxes calculated on a basis as if the Company had filed a separate income tax return.

The combined financial statements may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been, if the Company had been stand-alone during the predecessor periods.

Since a direct ownership relationship did not exist among the various worldwide entities comprising the Company prior to the legal separation from Philips, Philips’ net investment in the Company is shown as business’ equity in lieu of shareholder’s equity in the combined financial statements for the predecessor period.

Successor period

The consolidated financial statements include the accounts of NXP B.V. and its subsidiaries since the Acquisition. As a result of the purchase accounting applied to the Acquisition, the assets and liabilities reported in the consolidated balance sheet have changed substantially for the successor periods.

Third quarter 2007 compared to third quarter 2006

–                 all amounts in millions of euros unless otherwise stated; data included are unaudited

–                 financial reporting in accordance with US GAAP

–                 the impact on the 2007 financial results of the purchase price accounting (“purchase price accounting”, or “PPA”) used in connection with the Acquisition and subsequent acquisitions and divestments has been separately provided; financial results are also provided as adjusted to eliminate the impact of these accounting effects. This presentation does not comply with US GAAP, however, the Company believes it provides investors with a useful basis of comparison with prior year results. Also the impact of cost allocations to the predecessor period and the actual stand-alone costs of the successor period have been described, where relevant to the analysis

–                 Earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

–                 comparable sales growth reflects relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, acquisitions and divestments (consolidation changes) and reclassified product lines

–                 currency comparable sales growth reflects relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes

Group performance

	PREDECESSOR	SUCCESSOR
Operational items	Q3 2006	Q3 2007	Effects of PPA	Q3 2007 excl. PPA
Sales	1,282	1,211	—	1,211
% nominal growth	3.9	(5.5)	—	(5.5)
% comparable growth	15.1	(2.8)	—	(2.8)
Gross margin	504	444	26	470
Selling expenses	(85)	(68)	—	(68)
General and administrative expenses	(102)	(224)	121	(103)
Research and development expenses	(257)	(240)	—	(240)
Other income	6	86	—	86
EBIT	66	(2)	147	145

EBITA	56	109	26	135
EBITDA	203	264	—	264
Adjusted EBITA	120	71	26	97
Adjusted EBITDA	267	226	—	226

Employees in FTE	38,144	38,116	—	38,116

Sales

Sales were EUR 1,211 million for the period July through September 2007 (the “reporting period”), compared to EUR 1,282 million for the 3rd  quarter of 2006, a nominal decrease of 5.5% and a decrease of 2.8% on a comparable basis. Currency movements had a negative effect of 4.2%. Sales increased in Mobile & Personal (5.3% comparable growth), Automotive & Identification (9.0% comparable growth).  Home decreased by 22.3% compared to the 3rd quarter of 2006, mainly caused by the continued CRT market decline. MultiMarket Semiconductors decreased by 4.4%.

Exited product lines were mainly Cordless & VoIP Terminal operations, DVD-R, mobile display drivers, large display drivers and PA-FM.

Gross margin

Excluding the effects of PPA, gross margin in the 3rd quarter of 2007 amounted to EUR 470 million, a decrease of EUR 34 million, compared to EUR 504 million in the 3rd quarter of 2006. This decrease was caused mainly by lower sales. Incidental items had a negative impact of EUR 6 million in total of which EUR 3 million restructuring charges, versus EUR 28 million in the 3rd quarter 2006 including EUR 6 million for restructuring. Excluding these incidental items, gross margin decreased from 41.5% to 39.3%. Utilization of our manufacturing base was slightly higher compared to last year (85% in the 3rd quarter of 2007 versus 84% in the corresponding quarter of 2006).

The financial impact of purchase price accounting for the reporting period was EUR 26 million and was attributable to depreciation of tangible fixed assets.

Selling expenses

Selling expenses as a percentage of sales for the 3rd quarter of 2007 were 5.6% versus 6.6% in the same period of last year. The 3rd quarter 2007 selling expenses were mainly reduced by the effects from our Business Renewal program .

General and administrative expenses

Excluding the PPA effects, general and administrative (“G&A”) expenses amounted to EUR 103 million (8.5% of sales), compared to EUR 102 million (8.0% of sales) in the 3rd quarter of 2006. G&A expenses in the reporting period included restructuring and IT disentanglement charges of EUR 16 million compared to EUR 10 million in the corresponding period of 2006.

Excluding restructuring and IT disentanglement charges the G&A expenses declined by EUR 5 million, mainly as a result of our Business Renewal program. This was partly offset by increased pension costs.

PPA effects in G&A amounted to EUR 121 million and were related to amortization of intangible fixed assets.

Research and development expenses

Research and development expenses (“R&D”)  amounted to EUR 240 million (19.8% of sales) compared to EUR 257 million (20.0% of sales) for the 3rd quarter of 2006. The lower investments in R&D were mainly driven by reduced spending in the Crolles2 alliance and resulting from exited product lines.

Other income

For the reporting period, other income amounted to EUR 86 million, primarily consisting of the gain of EUR 87 million related to the divestment of the Cordless & VoIP Terminal operations. Other income totaled EUR 6 million in the corresponding period of 2006.

EBIT

Excluding PPA effects of EUR 147 million, EBIT amounted to a profit of EUR 145 million. This compares to a profit of EUR 66 million in the third quarter of 2006. The higher EBIT in the reporting period included amongst others the gain on the divestment of the Cordless & VoIP Terminal operations, restructuring charges of EUR 7 million and EUR 28 million for IT disentanglement and incidentals. In the 3rd quarter of 2006 the incidental charges totaled EUR 38 million including EUR 6 million for restructuring. Excluding these incidental items, EBIT in the reporting period was a profit of EUR 93 million compared to a profit of EUR 104 million in the 3rd quarter of 2006.

Adjusted EBITA

Excluding the PPA effects, adjusted EBITA amounted to EUR 97 million, compared to EUR 120 million for the third quarter in 2006. Next to the adjustments mentioned in the adjusted EBITDA the difference of EUR 23 million is mainly explained by the lower EBIT.

Adjusted EBITDA

Adjusted EBITDA amounted to EUR 226 million, compared to EUR 267 million in the third quarter of 2006. This decrease of EUR 41 million was mainly caused by a lower gross margin in the reporting period.

To arrive at adjusted EBITDA of EUR 226 million in the third quarter of 2007, the following adjustments amounting to EUR 38 million to EBITDA were made:

• minority interests and results of unconsolidated companies of EUR 15 million negative, and

• restructuring costs of EUR 7 million and legal disentanglement related costs of EUR 13 million, and

• other items totaled EUR 73 million positively including amongst others the EUR 87 million gain related to the Cordless & VoIP Terminal divestment and several other items loss of EUR 14 million.

The corresponding EBITDA adjustments in the 3rd quarter of 2006 totaled EUR 64 million negative, consisting of minority interests and results of unconsolidated companies (EUR 14 million), exited product lines (EUR 12 million) restructuring costs (EUR 6 million) and other items (EUR 32 million).

Net income

	PREDECESSOR	SUCCESSOR
	Q3 2006	Q3 2007	Effects of PPA	Q3 excl. PPA 2007

EBIT	66	(2)	147	145
Financial income (expense)	(4)	39	—	39
Income tax (expense benefit)	(21)	(29)	(8)	(37)
Result unconsolidated companies	—	(4)	—	(4)
Minority interest	(14)	(11)	—	(11)
Net income (loss)	27	(7)	139	132

Financial income and expense

Net financial income and expense amounted to EUR 39 million positive and included a profit of EUR 120 million as a result of currency exchange rates, predominantly related to our USD denominated notes. Net interest expense amounted to EUR 82 million. Net financial income and expense for the corresponding period in 2006 amounted to EUR 4 million negative, mainly consisting of net interest expenses on funding provided by Philips.

Income tax (expense) benefit

Excluding PPA effects the Company recognized an income tax expense of EUR 37 million. For EUR 21 million this was caused by the income tax expense resulting from the divestment of the Cordless & VoIP Terminal operations. For the same period of 2006 income tax expense amounted to EUR 21 million..

Minority interests

The loss of EUR 11 million reflects the share of minority shareholders in the profits of consolidated companies. In the third quarter of 2006, the loss was EUR 14 million. For both periods this was mainly related to the SSMC joint venture.(currently 61.2% versus 50.5% last year).

Performance by segment

Mobile & Personal

Key data	Q3 2006	Q3 2007	Q3 2007 Excl. PPA
Sales	411	429	429
% nominal growth	(0.2)	4.4	4.4
% comparable growth	3.7	5.3	5.3
EBIT	15	50	95
EBITA	15	93	95

Sales amounted to EUR 429 million compared to EUR 411 million for the third quarter of 2006, a nominal increase of 4.4% (5.3% on a comparable basis). Cordless & VoIP Terminal operations have been included until the end of August. Stronger sales in Cellular Systems and Sound Solutions were partly offset by lower sales in Connected Entertainment.

Excluding the PPA effects, EBIT was a profit of EUR 95 million (including the gain on the divestment of the Cordless & VoIP Terminal operations of EUR 87 million). This compares to a profit of EUR 15 million in the third quarter of 2006. EBIT was affected by ongoing price erosion, especially in Connected Entertainment, which was not fully compensated by cost reductions. Selling and G&A expenses were reduced compared to the third quarter last year.

Home

Key data	Q3 2006	Q3 2007	Q3 2007 Excl. PPA
Sales	246	178	178
% nominal growth	(10.5)	(27.6)	(27.6)
% comparable growth	7.1	(22.3)	(22.3)
EBIT	(15)	(44)	(23)
EBITA	(15)	(24)	(23)

Sales amounted to EUR 178 million, compared to EUR 246 million in the third quarter of 2006, a decrease of 27.6% (22.3% decline on a comparable basis). This negative development was primarily driven by the continued decline in the CRT TV-market, weak sales in Digital TV and our exit from the DVD-R market & Large Display Drivers (LDD).

Excluding PPA effects, EBIT (including EUR 3 million restructuring costs)  amounted to a loss of EUR 23 million, compared to a loss of EUR 15 million in the same period last year. Next to the lower sales level the decline in EBIT is primarily related to our ongoing R&D investments in Digital TV and Set Top Boxes.

Automotive & Identification

Key data	Q3 2006	Q3 2007	Q3 2007 Excl. PPA
Sales	214	242	242
% nominal growth	21.6	13.1	13.1
% comparable growth	23.4	9.0	9.0
EBIT	46	29	57
EBITA	46	53	54

Sales amounted to EUR 242 million, compared with EUR 214 million in the third quarter of 2006, an increase of 13.1% (9.0% increase on a comparable basis). The automotive operations showed solid growth in the quarter, while the market share of our identification operations remained stable in an overall slowing down market. Nominal sales were positively impacted by the reclassification of our sensor operations from the MultiMarket Semiconductors business to the Automotive & Identification business in the second quarter.

Excluding PPA effects, EBIT amounted to EUR 57 million, an improvement of EUR 11 million compared to the third quarter of 2006 primarily as a result of higher sales. Furthermore an amount of approximately EUR 6 million was included as a compensation for our contribution of development efforts in a joint venture in the area of secure contactless mobile chips.

MultiMarket Semiconductors

Key data	Q3 2006	Q3 2007	Q3 2007 Excl. PPA
Sales	347	302	302
% nominal growth	8.8	(13.0)	(13.0)
% comparable growth	27.9	(4.4)	(4.4)
EBIT	71	33	62
EBITA	71	59	62

Sales amounted to EUR 302 million compared to EUR 347 million in the third quarter of 2006, a decrease of 13.0% (4.4% decrease on comparable basis). This negative nominal growth relates to the discontinuation of the mobile display drivers product line and power rectifiers, and the reclassification of the automotive sensor operations to Automotive & Identification in the second quarter.

Excluding PPA effects, EBIT amounted to EUR 62 million compared to EUR 71 million for the third quarter of  2006. The weaker performance in Power Management and Standard ICs was partly compensated by strong operational performance in General Applications.

IC Manufacturing Operations

Key data	Q3 2006	Q3 2007	Q3 2007 Excl. PPA
Sales (1)	44	37	37
% nominal growth	12.8	(15.9)	(15.9)
% comparable growth	18.3	(28.2)	(28.2)
EBIT	(22)	(8)	16
EBITA	(22)	(3)	16

(1) Excluding internal supplies to other Business Units.

Sales decreased to EUR 37 million from EUR 44 million in the third quarter of 2006. This mainly reflects the lower sales of SSMC to TSMC.

Excluding PPA effects, EBIT amounted to EUR 16 million, compared to a loss of EUR 22 million in the third quarter in 2006. Cost savings contributed considerably to the improved EBIT level.

The utilization rate was 85.3% versus 83.8% in the third quarter of 2006.

Crolles2 alliance showed a loss of EUR 11 million compared to a loss of EUR 14 million in the third quarter of 2006. This loss excludes R&D-related expenses for the reporting period which are reported under Corporate and Other.

Corporate and Other

Key data	Q3 2006	Q3 2007	Q3 2007 Excl. PPA
Sales	20	23	23
% nominal growth	66.7	15.0	15.0
% comparable growth	74.8	22.1	22.1
EBIT	(29)	(62)	(62)
EBITA	(39)	(69)	(69)

EBIT comprises mainly the costs of corporate overhead and amounted to a loss of EUR 62 million for the 3rd   quarter of 2007 compared to a loss of EUR 29 million in the third quarter of 2006.

The increased loss mainly reflects incidental costs of EUR 20 million of which EUR 13 million is related to the IT disentanglement from Philips and EUR 6 million to R&D expenses in the Crolles2 alliance.

Third quarter 2007 compared to second quarter 2007

Key data	Q2 2007 as published	Q3 2007 as published	Q2 2007 excl. PPA	Q3 2007 excl. PPA
Sales	1,141	1,211	1,141	1,211
% nominal growth*	2.3	6.1	2.3	6.1
% comparable growth*	1.8	7.4	1.8	7.4

EBIT	(252)	(2)	(117)	145
as a % of sales	(22.1)	(0.2)	(10.3)	12.0
EBITA	(149)	109	(120)	135
EBITDA	12	264	14	264
Adjusted EBITA	(22)	71	7	97
Adjusted EBITDA	139	226	141	226

* sequential growth

Sales

Sales amounted to EUR 1,211 million for the reporting period compared to EUR 1,141 million for the second quarter of 2007, a nominal increase of 6.1%. On a comparable basis the increase was 7.4%. The comparable growth mainly reflects the normal seasonal pattern in sales. The sales of our Mobile & Personal business showed a comparable growth of 11.2%, the Home business and MultiMarket Semiconductors business increased by 13.3% and 7.0%, respectively. The Automotive & Identification business showed a negative comparable growth of 1.6%.

EBIT

Excluding PPA effects, EBIT amounted to a profit of EUR 145 million in the 3rd quarter of 2007 compared to a loss of EUR 117 million in the second quarter of 2007. EBIT in the reporting period included a gain of EUR 87 million from the divestment of the Cordless & VoIP Terminal operations, restructuring charges of EUR 7 million and incidental charges of EUR 27 million. The second quarter EBIT loss of EUR 117 million included restructuring charges of EUR 97 million and other incidental charges of EUR 17 million.

First nine months 2007 compared to first nine months 2006

	January-September
	PREDECESSOR		SUCCESSOR
Key data	2006 as published	2006 excl. PPA	2007 as published	2007 excl. PPA
Sales	3,770	3,770	3,467	3,467
% nominal growth	10.6	10.6	(8.0)	(8.0)
% comparable growth	16.9	16.9	(2.2)	(2.2)

EBIT	139	139	(476)	(23)
as a % of sales	3.7	3.7	(13.7)	(0.7)
Financial income (expense)	(22)	(22)	(107)	(107)
Income tax (expense) benefit	(65)	(65)	72	48
Result unconsolidated companies	3	3	(5)	(5)
Minority interest	(50)	(50)	(23)	(23)

Net income (loss)	5	5	(539)	(110)
EBITA	111	111	(116)	(36)
EBITDA	563	563	361	363
Adjusted EBITA	255	255	27	107
Adjusted EBITDA	707	707	504	506

Sales

Sales amounted to EUR 3,467 million for the period January through September 2007, compared to EUR 3,770 million for the corresponding period in 2006, a decrease of 8.0% (on a comparable basis the decrease was 2.2%). This decrease in sales primarily relates to our Home business. This decline was only partly offset by the growth in our Automotive & Identification business.

EBIT

Excluding PPA effects, EBIT amounted to a loss of EUR 23 million for the period January through September 2007, compared to a profit of EUR 139 million in the first nine months of 2006. EBIT in the first nine months included restructuring charges of EUR 134 million and incidental charges of EUR 63 million. The EBIT in the corresponding period of 2006 amounted to EUR 139 million and included restructuring charges of EUR 17 million and incidental charges of EUR 45 million. In addition the contribution margin was negatively impacted by weaker sales and lower utilization rates of our manufacturing facilities (77.8% in the first nine months of 2007 compared to 85.0% in the corresponding period of 2006)

Liquidity and capital resources

At the end of the 3rd quarter of 2007 cash and cash equivalents amounted to EUR 681 million, compared to EUR 514 million at the end of the 2nd quarter of 2007. Net cash provided by operating activities in the reporting period was EUR 202 million. Reconciling net income to net cash provided by operating activities, EUR 120 million representing currency exchange profits were eliminated under other items. The cash proceeds from the sale of businesses, mainly Cordless & VoIP Terminal operations, amounted to EUR 128 million. Capital expenditures in the reporting period were EUR 108 million. Investments in various businesses consumed EUR 11 million.

Outlook

The market remains soft and visibility remains short. Given NXP’s book-to-bill ratio of 1.01 in the third quarter, the Company expects low single digit sequential sales growth for the fourth quarter 2007 on a currency comparable basis.

Eindhoven, October 30, 2007

Board of Management

Combined and Consolidated statements of operations

all amounts in millions of euros

	PREDECESSOR	SUCCESSOR	PREDECESSOR	SUCCESSOR
		3rd quarter	January to September
	2006	2007	2006	2007

Sales	1,262	1,203	3,702	3,435
Sales to Philips companies	20	8	68	32
Total sales	1,282	1,211	3,770	3,467

Cost of sales	(778)	(767)	(2,331)	(2,416)

Gross margin	504	444	1,439	1,051

Selling expenses	(85)	(68)	(275)	(237)
General and administrative expenses	(102)	(224)	(306)	(653)
Research and development expenses	(257)	(240)	(737)	(722)
Write-off of acquired in-process research and development	—	—	—	(11)
Other income (expense)	6	86	18	96

Income (loss) from operations	66	(2)	139	(476)

Financial income (expense)	(4)	39	(22)	(107)

Income (loss) before taxes	62	37	117	(583)

Income tax (expense) benefit	(21)	(29)	(65)	72

Income (loss) after taxes	41	8	52	(511)

Results relating to unconsolidated companies	—	(4)	3	(5)

Minority interests	(14)	(11)	(50)	(23)

Net income (loss)	27	(7)	5	(539)

Combined and Consolidated balance sheets

all amounts in millions of euros

	PREDECESSOR	SUCCESSOR
	September 28, 2006	December 31, 2006	September 30, 2007

Current assets:
Cash and cash equivalents	159	939	681
Receivables	683	563	627
Inventories	710	646	618
Other current assets	96	125	149
Total current assets	1,648	2,273	2,075

Non-current assets:
Investments in unconsolidated companies	53	44	61
Other non-current financial assets	9	12	52
Non-current receivables	—	—	1
Other non-current assets	140	157	261
Property, plant and equipment	1,969	2,284	1,990
Intangible assets excluding goodwill	54	3,065	2,707
Goodwill	200	2,032	2,231
Total non-current assets	2,425	7,594	7,303

Total assets	4,073	9,867	9,378

Current liabilities:
Accounts and notes payable	486	489	621
Accrued liabilities	634	485	724
Short-term provisions	59	54	39
Other current liabilities	30	45	31
Short-term debt	18	23	4
Loans with Philips companies, current portion	518	—	—
Total current liabilities	1,745	1,096	1,419

Non-current liabilities:
Long-term debt	11	4,426	4,228
Loans with Philips companies, non-current portion	23	—	—
Long-term provisions	91	368	378
Other non-current liabilities	18	130	120
Total non-current liabilities	143	4,924	4,726

Minority interests	208	162	171
Business’ equity	1,977	—	—
Shareholder’s equity	—	3,685	3,062

Total liabilities and equity	4,073	9,867	9,378

Combined and Consolidated statements of cash flows

all amounts in millions of euros

	PREDECESSOR	SUCCESSOR	PREDECESSOR	SUCCESSOR
		3rd quarter	January to September
	2006	2007	2006	2007

Cash flows from operating activities:
Net income (loss)	27	(7)	5	(539)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	151	281	471	865
Net gain on sale of assets	(1)	(83)	(7)	(87)
Results relating to unconsolidated companies	—	4	(3)	5
Minority interests (net of dividends paid to minority shareholders)	14	11	50	21
Decrease (increase) in receivables and other current assets	(82)	(35)	(131)	(113)
Decrease (increase) in inventories	(22)	(28)	(68)	7
Increase (decrease) in accounts payable, accrued and other liabilities	26	172	154	370
Decrease (increase) in current accounts Philips	(48)	—	(25)	—
Decrease (increase) in non-current receivables/other assets	(65)	19	(24)	(105)
Increase (decrease) in provisions	51	(12)	33	—
Other items	2	(120)	13	(149)
Net cash provided by (used for) operating activities	53	202	468	275
Cash flows from investing activities:
Purchase of intangible assets	(4)	(17)	(12)	(23)
Capital expenditures on property, plant and equipment	(187)	(108)	(465)	(276)
Proceeds from disposals of property, plant and equipment	18	11	26	29
Purchase of other non-current financial assets	(3)	(1)	(3)	(1)
Proceeds from the sale of other non-current financial assets	—	2	—	2
Purchase of interest in businesses	—	(11)	(3)	(325)
Proceeds from the sale of businesses	—	128	—	128
Net cash provided by (used for) investing activities	(176)	4	(457)	(466)
Cash flows from financing activities:
PREDECESSOR
(Decrease) increase in debt	(213)	—	(322)	—
Net repayments of loans to Philips companies	(6)	—	(497)	—
Net changes in Business’ equity	321	—	867	—
SUCCESSOR
(Decrease) increase in debt	—	—	—	(14)
Net cash provided by (used for) financing activities	102	—	48	(14)
Effect of changes in exchange rates on cash positions	(2)	(39)	(10)	(53)
Increase (decrease) in cash and cash equivalents	(23)	167	49	(258)
Cash and cash equivalents at beginning of period	182	514	110	939
Cash and cash equivalents at end of period	159	681	159	681

Consolidated statements of changes in
shareholder’s equity and comprehensive income (loss)

all amounts in millions of euros

	SUCCESSOR
	January to September 2007
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Retained earnings	Currency translation differences	Unrealized gain (loss) on available-for-sale securities	Changes in fair value of cash flow hedges	Total	Total share- holder’s equity

Balance as of December 31, 2006	—	4,305	(616)	(10)	—	6	(4)	3,685

Net income (loss)			(539)					(539)
Current period change				(82)	(6)	5	(83)	(83)
Reclassifications into income (loss)				1		(2)	(1)	(1)
Total comprehensive income (loss), net of tax			(539)	(81)	(6)	3	(84)	(623)
Balance as of September 30, 2007	—	4,305	(1,155)	(91)	(6)	9	(88)	3,062

Information by segments

all amounts in millions of euros unless otherwise stated

Sales, R&D expenses and income from operations

	PREDECESSOR					SUCCESSOR
	3rd quarter
	2006					2007
	Sales	Research and development expenses	Income (loss) from operations			Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales				amount	as a % of sales

Mobile & Personal	411	92	15	3.6		429	94	50	11.7
Home	246	47	(15)	(6.1)		178	49	(44)	(24.7)
Automotive & Identification	214	34	46	21.5		242	34	29	12.0
MultiMarket Semiconductors	347	24	71	20.5		302	20	33	10.9
IC Manufacturing Operations	44	23	(22)	—	(1)	37	9	(8)	—	(1)
Corporate and Other	20	37	(29)	—	(1)	23	34	(62)	—	(1)
Total	1,282	257	66	5.1		1,211	240	(2)	(0.2)

	PREDECESSOR					SUCCESSOR
	January to September
	2006						2007
	Sales		Research and development expenses	Income (loss) from operations			Sales		Research and development expenses	Income (loss) from operations
				amount	as a % of sales					amount	as a % of sales

Mobile & Personal	1,172		280	23	2.0		1,173		282	(77)	(6.6)
Home	730		146	(37)	(5.1)		513		138	(128)	(25.0)
Automotive & Identification	662		92	151	22.8		739		109	88	11.9
MultiMarket Semiconductors	1,017		67	203	20.0		886		63	88	9.9
IC Manufacturing Operations	140	(2)	65	7	—	(1)	103	(2)	23	174	— (1)
Corporate and Other	49		87	(208)	—	(1)	53		107	(273)	— (1)
Total	3,770		737	139	3.7		3,467		722	(476)	(13.7)

(1)                  Not meaningful

(2)                  For the nine months ended September 30, 2007, IC Manufacturing Operations supplied EUR 1,346 million to other businesses (for the nine months ended September 28, 2006: EUR 1,599 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of euros

Sales

	PREDECESSOR	SUCCESSOR
	January to September
	2006	2007

China	853	685
Netherlands	606	560
Taiwan	270	288
United States	380	297
Singapore	438	300
Germany	196	216
South Korea *	312	381
Other Countries	715	740
Total	3,770	3,467

The allocation is based on invoicing organization.

* Singapore Korea branch sales, previously reported under Singapore, have been reclassified to South Korea.

Reconciliation of non-US GAAP information

all amounts in millions of euros unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q3 2007 versus Q3 2006

Mobile & Personal	5.3	(4.9)	4.0	4.4
Home	(22.3)	(4.9)	(0.4)	(27.6)
Automotive & Identification	9.0	(2.9)	7.0	13.1
MultiMarket Semiconductors	(4.4)	(4.1)	(4.5)	(13.0)
IC Manufacturing Operations	(28.2)	(5.8)	18.1	(15.9)
Corporate and Other	22.1	(5.8)	(1.3)	15.0

NXP Group	(2.8)	(4.2)	1.5	(5.5)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q3 2006 versus Q3 2005

Mobile & Personal	3.7	(4.0)	0.1	(0.2)
Home	7.1	(4.2)	(13.4)	(10.5)
Automotive & Identification	23.4	(2.8)	1.0	21.6
MultiMarket Semiconductors	27.9	(4.1)	(15.0)	8.8
IC Manufacturing Operations	18.3	(5.5)	—	12.8
Corporate and Other	74.8	(8.1)	—	66.7

NXP Group	15.1	(4.0)	(7.2)	3.9

Adjusted EBITA to EBITA to Net income (loss)

	Q3 2006	Q3 2007

Adjusted EBITA	120	97
Add back:
Exit of product lines	(12)	—
Restructuring costs and impairment	(6)	(7)
Minority interest and results of unconsolidated companies	(14)	(15)
Other	(32)	60
Effects of PPA	—	(26)

EBITA	56	109

Include:
Amortization intangible assets	(4)	(126)
Financial income (expenses)	(4)	39
Income tax (expense) benefit	(21)	(29)

Net income (loss)	27	(7)

Reconciliation of non-US GAAP information (continued)

Adjusted EBITDA to EBITDA to Net income (loss)

	Q3 2006	Q3 2007

Adjusted EBITDA	267	226
Add back:
Exit of product lines	(12)	—
Restructuring costs and impairment	(6)	(7)
Minority interest and results of unconsolidated companies	(14)	(15)
Other	(32)	60
Effects of PPA	—	—

EBITDA	203	264

Include:
Amortization intangible assets	(4)	(126)
Depreciation property, plant and equipment	(147)	(155)
Financial income (expenses)	(4)	39
Income tax (expense) benefit	(21)	(29)

Net income (loss)	27	(7)

EBITA to EBIT

	NXP Group	Mobile & Personal	Home	Automotive & Identification	MultiMarket Semiconductors	IC Manufacturing Operations	Corporate and Other
Q3 2007

EBITA	109	93	(24)	53	59	(3)	(69)
Amortization intangible assets	(126)	(43)	(20)	(27)	(26)	(5)	(5)
Minority interest and results of unconsolidated companies	15	—	—	3	—	—	12
EBIT	(2)	50	(44)	29	33	(8)	(62)

Q3 2006

EBITA	56	15	(15)	46	71	(22)	(39)
Amortization intangible assets	(4)	—	—	—	—	—	(4)
Minority interest and results of unconsolidated companies	14	—	—	—	—	—	14
EBIT	66	15	(15)	46	71	(22)	(29)

Composition of net debt to group equity

	December 31, 2006	September 30, 2007

Long-term debt	4,426	4,228
Short-term debt	23	4
Total debt	4,449	4,232
Cash and cash equivalents	(939)	(681)
Net debt (total debt less cash and cash equivalents)	3,510	3,551

Minority interests	162	171
Shareholder’s equity	3,685	3,062
Group equity	3,847	3,233

Net debt and group equity	7,357	6,784
Net debt divided by net debt and group equity (in %)	48	52
Group equity divided by net debt and group equity (in %)	52	48

Supplemental consolidated statement of
operations for the period January to September, 2007

all amounts in millions of euros

	NXP B.V.	guarantors	non-guarantors	eliminations/ reclassifications	consolidated

Sales	—	2,557	910	—	3,467
Intercompany sales	—	734	441	(1,175)	—
Total sales	—	3,291	1,351	(1,175)	3,467
Cost of sales	(82)	(2,209)	(1,261)	1,136	(2,416)
Gross margin	(82)	1,082	90	(39)	1,051
Selling expenses	—	(175)	(65)	3	(237)
General and administrative expenses	(363)	(245)	(47)	2	(653)
Research and development expenses	—	(463)	(294)	35	(722)
Write-off of acquired in-process research and development	(11)	—	—	—	(11)
Other income (loss)	(41)	(235)	373	(1)	96
Income (loss) from operations	(497)	(36)	57	—	(476)
Financial income and expenses	14	(111)	(10)	—	(107)
Income (loss) before taxes	(483)	(147)	47	—	(583)
Income tax (expense) benefit	25	63	(16)	—	72
Income (loss) after taxes	(458)	(84)	31	—	(511)
Income subsidiaries	(76)	—	—	76	—
Results relating to unconsolidated companies	(5)	—	—	—	(5)
Minority interests	—	—	(23)	—	(23)
Net income (loss)	(539)	(84)	8	76	(539)

Supplemental consolidated balance sheet at September 30, 2007 all amounts in millions of euros

	NXP B.V.	guarantors	non-guarantors	eliminations/ reclassifications	consolidated

Assets
Current assets:
Cash and cash equivalents	257	234	190	—	681
Receivables	10	411	206	—	627
Intercompany accounts receivable	92	894	138	(1,124)	—
Inventories	—	536	82	—	618
Other current assets	41	71	37	—	149
Total current assets	400	2,146	653	(1,124)	2,075

Non-current assets:
Investments in unconsolidated companies	52	5	4	—	61
Investments in affiliated companies	2,289	—	—	(2,289)	—
Other non-current financial assets	47	3	2	—	52
Non-current receivables	—	—	1	—	1
Other non-current assets	79	161	21	—	261
Property, plant and equipment	323	1,009	658	—	1,990
Intangible assets excluding goodwill	2,661	39	7	—	2,707
Goodwill	2,231	—	—	—	2,231
Total non-current assets	7,682	1,217	693	(2,289)	7,303
Total assets	8,082	3,363	1,346	(3,413)	9,378

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	521	100	—	621
Intercompany accounts payable	342	568	214	(1,124)	—
Accrued liabilities	235	335	154	—	724
Short-term provisions	—	27	12	—	39
Other current liabilities	1	9	21	—	31
Short-term debt	—	—	4	—	4
Intercompany financing	—	2,885	254	(3,139)	—
Total current liabilities	578	4,345	759	(4,263)	1,419

Non-current liabilities:
Long-term debt	4,220	3	5	—	4,228
Long-term provisions	222	143	13	—	378
Other non-current liabilities	—	99	21	—	120
Total non-current liabilities	4,442	245	39	—	4,726
Minority interests	—	—	171	—	171
Shareholder’s equity	3,062	(1,227)	377	850	3,062
Total liabilities and Shareholder’s equity	8,082	3,363	1,346	(3,413)	9,378

Supplemental consolidated statement of cash flows for the period January to September, 2007 all amounts in millions of euros

	NXP B.V.	guarantors	non-guarantors	eliminations	consolidated

Cash flows from operating activities:
Net income (loss)	(539)	(84)	8	76	(539)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	76	—	—	(76)	—
Depreciation and amortization	450	234	181	—	865
Net gain on sale of assets	(34)	(45)	(8)	—	(87)
Results relating to unconsolidated companies	5	—	—	—	5
Minority interests (net of dividends paid to minority shareholders)	—	—	21	—	21
Decrease (increase) in receivables and other current assets	(37)	(78)	2	—	(113)
Decrease (increase) in inventories	4	11	(8)	—	7
Increase (decrease) in accounts payable, accrued and other liabilities	136	209	25	—	370
Decrease (increase) intercompany current accounts	113	(172)	59	—	—
Decrease (increase) in non-current receivables/other assets	3	(90)	(18)	—	(105)
Increase (decrease) in provisions	(24)	23	1	—	—
Other items	(151)	2	—	—	(149)
Net cash provided by (used for) operating activities	2	10	263	—	275

Cash flows from investing activities:
Purchase of intangible assets	(14)	(6)	(3)	—	(23)
Capital expenditures on property, plant and equipment	—	(146)	(130)	—	(276)
Proceeds from disposals of property, plant and equipment	—	22	7	—	29
Purchase of other non-current financial assets	—	—	(1)	—	(1)
Proceeds from the sale of other non-current financial assets	—	—	2	—	2
Purchase of interest in businesses	(321)	—	(4)	—	(325)
Proceeds from sale of interests in unconsolidated businesses	78	43	7	—	128
Net cash provided by (used for) investing activities	(257)	(87)	(122)	—	(466)

Cash flows from financing activities:
(Decrease) increase in debt	—	4	(18)	—	(14)
Net changes in intercompany financing	135	(53)	(82)	—	—
Net changes in intercompany equity	(225)	214	11	—	—
Net cash provided by (used for) financing activities	(90)	165	(89)	—	(14)
Effect of changes in exchange rates on cash positions	(11)	(15)	(27)	—	(53)
Increase (decrease) in cash and cash equivalents	(356)	73	25	—	(258)
Cash and cash equivalents at beginning of period	613	161	165	—	939
Cash and cash equivalents at end of period	257	234	190	—	681

Quarterly statistics

all amounts in millions of euros unless otherwise stated

	PREDECESSOR				SUCCESSOR
					2006				2007
	1st quarter	2nd quarter	3rd quarter		4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,250	1,238	1,282		1,190	1,115	1,141	1,211
% increase	19.8	9.5	3.9		(12.4)	(10.8)	(7.8)	(5.5)

EBIT	21	52	66		(779)	(222)	(252)	(2)
as a % of sales	1.7	4.2	5.1		(65.5)	(19.9)	(22.1)	(0.2)

EBITA	15	40	56		(145)	(76)	(149)	109
as a % of sales	1.2	3.2	4.4		(12.2)	(6.8)	(13.1)	9.0

EBITDA	173	187	203		26	85	12	264
as a % of sales	13.8	15.1	15.8		2.2	7.6	1.1	21.8

Adjusted EBITA	71	64	120		69	3	7	97
as a % of sales	5.7	5.2	9.4		5.8	0.3	0.6	8.0

Adjusted EBITDA	229	211	267		214	139	141	226
as a % of sales	18.3	17.0	20.8		18.0	12.5	12.4	18.7

Net income	(17)	(5)	27		(616)	(266)	(266)	(7)

	January- March	January- June	January- September		January- December	January-March	January- June	January- September	January- December

Sales	1,250	2,488	3,770		4,960	1,115	2,256	3,467
% increase	19.8	14.4	10.6		4.1	(10.8)	(9.3)	(8.0)

EBIT	21	73	139		(640)	(222)	(474)	(476)
as a % of sales	1.7	2.9	3.7		(12.9)	(19.9)	(21.0)	(13.7)

EBITA	15	55	111		(34)	(76)	(225)	(116)
as a % of sales	1.2	2.2	2.9		(0.7)	(6.8)	(10.0)	(3.3)

EBITDA	173	360	563		589	85	97	361
as a % of sales	13.8	14.5	14.9		11.9	7.6	4.3	10.4

Adjusted EBITA	71	135	255		324	3	10	107
as a % of sales	5.7	5.4	6.8		6.5	0.3	0.4	3.1

Adjusted EBITDA	229	440	707		921	139	280	506
as a % of sales	18.3	17.7	18.8		18.6	12.5	12.4	14.6

Net income	(17)	(22)	5		(611)	(266)	(532)	(539)

	period ending 2006					Period ending 2007

Inventories as a % of sales	14.3	14.0	13.8		13.0	13.3	13.0	13.3

Net debt: group equity ratio	— (1)	— (1)	—	(1)	48 : 52	52 : 48	54 : 46	52:48

Employees (in FTE)	35,472	36,996	38,144		37,468	37,620	38,176	38,116

(1) Not meaningful

CORPORATE NEWS FROM NXP

NXP Semiconductors Announces Third Quarter 2007 Results

Sequential adjusted EBITDA rises to EUR 226 million

Highlights

•                  Third quarter sales at EUR 1,211 million vs EUR 1,141 million in the second quarter

•                  Currency and business comparable sequential sales growth of 7.4% (nominal growth 6.1%), comparable year on year decrease of 2.8%*

•                  Third quarter adjusted EBITDA, excluding effects of Purchase Price Accounting, at EUR 226 million (adjusted EBITA, excluding effects PPA at EUR 97 million)

•                  Cash position increased to EUR 681 million at end of third quarter, compared to EUR 514 million at the end of the second quarter of 2007

•                  Book to bill ratio of 1.01 in third quarter

•                  Factory loading up to 85% in the third quarter from 74% in the second quarter and 69% in the first quarter of 2007

Eindhoven, The Netherlands, October 30 2007 — NXP Semiconductors today announced third quarter sales of EUR 1,211 million, a 7.4% currency and business comparable growth over the second quarter of 2007 (nominal 6.1%) and a 2.8% comparable decline* over the third quarter of 2006. Excluding the impact of Purchase Price Accounting, adjusted EBITDA was EUR 226 million compared to EUR 267 million in the third quarter of 2006 and 141 million in the second quarter of 2007.

Frans van Houten, President and CEO of NXP Semiconductors, commented:

“Against a background of continuing soft industry conditions, NXP has performed in line with our expectations. The improvements in Mobile and Personal continue with the group announcing the shipment of its 500 millionth AERO RF CMOS transceiver to the mobile handset market, reflecting the successful integration of the wireless operations of Silicon Labs, acquired earlier in the year. The third quarter also witnessed a good performance from MultiMarket Semiconductors and stabilisation in the Home Business Unit after a series of challenging quarters. The Home group won some notable clients, particularly in the area of Digital TV with three leading television manufacturers of which the impact will become visible in the course of 2008. The Automotive business gained market share and the Identification business slowed in line with the industry as a whole.”

“The improved results in the third quarter can be attributed to normal seasonal sales growth leading to improved factory loading, as well as the impact of our Business Renewal Program, where we are well on our way to realize the EUR 100 million savings on a run rate basis by the end of 2007. Our active portfolio management program continued in particular with the divestment of the Cordless and VoIP Terminal operations. In addition we had a successful start of the assembly and test joint venture with ASE (called ASEN) in Suzhou, China, executing on our asset-light strategy.”

1

At the end of the third quarter, NXP’s book to bill ratio stood at 1.01 whilst its cash amounted to EUR 681 million.

Outlook: The market remains soft and visibility remains short. Given NXP’s book-to-bill ratio of 1.01 in the third quarter, the company expects low single digit sequential sales growth for the fourth quarter 2007 on a currency comparable basis.

The full report is available on NXP website (www.nxp.com/investor).

*Cordless & VoIP Terminal operations deconsolidated as per the end of August following completion of the sale of the business

About NXP Semiconductors
NXP is a top semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of EUR 5 billion in 2006. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further press information, please contact:

Media: Lieke de Jong-Tops Tel. +31 40 27 25202 lieke.de.jong-tops@nxp.com Investors: Jan Maarten Ingen Housz Tel. +31 40 27 22315 janmaarten.ingen.housz@nxp.com

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  30th day of October 2007.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Peter van Bommel
Peter van Bommel
(Chief Financial Officer, Member of the Board of Management)